

August 3, 2011

<u>Via Email</u>
Elizabeth C. Bracken
Chief Financial Officer
Grand River Commerce, Inc.
4471 Wilson Ave., SW
Grandville, Michigan 49418

> **Re:** **Grand River Commerce, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 28, 2011**
> **File No. 0-53970**

Dear Ms. Bracken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 3 – Loans and Allowance for Loan Losses, page 53

1. We note your tabular presentation stating all loans were collectively evaluated for impairment and thus none were individually evaluated for impairment. However, on page 23, we note your disclosure stating: "[i]mpairment is measured on a loan by loan basis for commercial and commercial real estate loans…" and "[l]arge groups of smaller balance homogeneous loans are collectively evaluated for impairment." Please clarify to us and in future filings if any loans are currently being individually evaluated for impairment and which loans are currently being evaluated collectively for impairment.

Item 9A(T). Controls and Procedures, page 69

2. Please tell us whether there were any changes in your internal control over financial reporting during the period covered by your Form 10-K. Appropriate disclosures regarding changes in internal control over financial reporting are required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Bracken
Grand River Commerce, Inc.
August 3, 2011
Page 3

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant